May 17, 2016

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Re:	Americas Silver Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Americas Silver Corporation, held on May 17, 2016 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Results
1.	Election of Directors	The nominees proposed by management were elected by shareholders
	nominated in the	on a ballot vote. Detailed voting results were as follows:
Company’s management
	information circular	Name	Shares Voted For	Shares Withheld
	dated April 7, 2016 (the	Darren Blasutti	72,079,963 (99.27%)	531,851 (0.73%)
	“Circular”)	Alex Davidson	72,235,575 (99.48%)	376,239 (0.52%)
		Alan Edwards	72,136,861 (99.35%)	474,953 (0.65%)
		Peter Hawley	72,046,252 (99.22%)	565,562 (0.78%)
		Bradley Kipp	51,471,103 (70.89%)	21,140,711 (29.11%)
		Gordon Pridham	72,068,811 (99.25%)	543,003 (0.75%)
		Lorie Waisberg	72,153,195 (99.37%)	458,619 (0.63%)

2.	Appointment of	The resolution was approved by shareholders on a show of hands.
	PricewaterhouseCooper,	Detailed proxy voting results were as follows:
LLP as the Company’s
	Auditors and	Shares Voted For	Shares Withheld
	authorization for the	148,267,706	1,079,895 (0.72%)
Board of Directors to fix
their remuneration

~ 2 ~

3.	Approval of Deferred	The resolution was approved by shareholders on a ballot vote. Detailed
	Share Unit Plan as	voting results were as follows:
adopted by the Board
	effective July 1, 2015 and	Shares Voted For	Shares Voted Against
	as more particularly set	62,724,637	9,887,177 (13.62%)
out in the Circular.

4.	Approval of Restricted	The resolution was approved by shareholders on a ballot vote. Detailed
	Share Unit Plan as	voting results were as follows:
adopted by the Board
	effective January 30,	Shares Voted For	Shares Voted Against
	2015 and as amended by	62,438,001	10,173,813 (14.01%)
the Board on February
23, 2016 and as more
particularly set out in the
Circular.

5.	Ratification and	The resolution was approved by shareholders on a ballot vote. Detailed
	Confirmation of the	voting results were as follows:
Company’s Stock Option
	Plan as amended by the	Shares Voted For	Shares Voted Against
	Board on January 30,	69,027,516	3,584,298 (4.94%)
2015 and as more
particularly set out in
Schedule B of the Circular

Yours truly,

AMERICAS SILVER CORPORATION

Per:	Peter J. McRae
Sr. Vice President, Corporate Affairs &
General Counsel